O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

July 31, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc.
Additional Soliciting Materials filed on Schedule 14A
Filed by Starboard Value and Opportunity Master Fund Ltd. , et al
Filed on July 15, 2014
File No. 1-13666

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 18, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

General

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Also, we note that providing a basis for an opinion does not obviate the need to characterize a statement as an opinion as distinguished from factual assertions.  For example, in future filings, please characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions:

•	“...Darden announced that it had signed an agreement to sell Red Lobster’s business...in a transaction that...destroyed substantial shareholder value...”(emphasis added)

•	“[t]his relative performance represents a destruction of over $1 billion in total shareholder value...”(emphasis added); and,

•	“...as predicted, substantial value has been destroyed...”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 31, 2014

We acknowledge the Staff’s comment and confirm that in future filings, we will characterize each statement or assertion of opinion or belief as such, including the non-exclusive list of assertions identified above.

2.
Please refer to disclosure regarding the “readily apparent opportunity for improvement in Red Lobster’s earnings...”  It is not sufficiently clear from the March 31, 2014 presentation that there were readily apparent earnings improvement opportunities for Red Lobster or that such opportunities were approximately $1 billion, which your disclosure seems to imply.  Please provide support for your assertions and advise.

We acknowledge the Staff’s comment and advise on a supplemental basis that we believe certain slides from the March 31, 2014 presentation (the “Investor Presentation”) demonstrate the earnings improvement opportunities for Red Lobster.  Specifically, as Starboard has previously highlighted, the expected turnaround in shrimp prices alone would significantly improve Red Lobster’s profitability (see slide 36 of the Investor Presentation).  Further, as highlighted on slides 31 and 32 of the Investor Presentation, Red Lobster’s margins trailed peers significantly, in large part due to excessive SG&A spending.  In addition, as Red Lobster CEO Kim Lopdrup recently stated in an Associated Press article, simply cutting back on unprofitable promotions will make a significant impact: "You're not going to see any of these low-priced specials that we're not proud of.” (link to article: http://www.businessweek.com/ap/2014-07-28/red-lobster-tries-acting-like-a-fancier-restaurant).

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Jeffrey C. Smith

July 31, 2014

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated July 18, 2014 (the “Staff Letter”) relating to the additional soliciting materials on Schedule 14A filed by the undersigned on July 15, 2014 (the “Filing”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

July 31, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS DELTA LLC
By: Starboard Value A LP,
       its managing member

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Bradley D. Blum, Charles M. Sonsteby, Robert Mock, Craig S. Miller, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III and Alan N. Stillman